SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Changes in the executive staff of the International Area

(Rio de Janeiro, December 1st, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that the following changes in its executive staff will be effective as of January 1st, 2007:

1.	Alberto Guimarães, currently the General Executive Director of Petrobras Energia S.A., will become the President of Petrobras America Inc.;

2.	Carlos Fontes, currently the Refining and Petrochemicals Director of Petrobras Energia S.A., will hold the position of General Executive Director of Petrobras Energia S.A.

3.
Renato Bertani, currently the Managing Director of Petrobras America Inc., will serve as Executive Manager for the Americas, Africa and Eurasia at the international area at the company’s headquarters; and

4.
João Carlos Figueira, currently Executive Manager for the Americas, Africa and Eurasia at the international area, will hold the position of Exploration and Production Director of Petrobras America Inc.

Alberto Guimarães is a career employee of the commercial area of Petrobras and has been the General Executive Director for Petrobras Energia S.A since 2002. During his term of office in that subsidiary, Petrobras’ position was consolidated in the important Argentine market. The company invested more than US$ 900 million, not only in existing operations, but also in new projects such as the expansion of the service station network, the introduction of podium gasoline in the Argentine market, the increase of the refining capacity at the San Lorenzo and Bahia Blanca units, and, recently, associated to Enersa, in the first steps of an ambitious offshore exploration plan in the Argentine Sea. Prior to his assignment to Argentina, he held several important positions in the company, including Executive Manager for New Business and Superintendent of the former Commercial Department.

Carlos Fontes, who has been in Argentina since 2004, is a career chemical engineer at Petrobras and has an MBA from the Federal University of Rio de Janeiro. Before he was assigned to Argentina he also held several outstanding positions, among others Products and Refining Processes Manager, Petrochemical Projects Manager, Petrochemical Executive Manager and President of Petroquisa.

Renato Tadeu Bertani is graduated in Geology from the Federal University of Rio Grande do Sul and holds a PhD in Geology from the University of Illinois, USA. He was hired by Petrobras in 1976 and has held several technical and managerial positions in Brazil and abroad, among others, exploration manager and general manager of the Potiguar Basin, in Rio Grande do Norte, new business manager and Exploration and Production director of the subsidiary Petrobras Internacional S.A. - Braspetro. Abroad, he was the general manager for Petrobras UK Limited. Since 2001, he has been the president of Petrobras America Inc, responsible for expanding the exploration and production activities and operations in the American sector of the Gulf of Mexico, as well as the refining and commercialization activities in the American market.

Geophysicist João Carlos Araújo Figueira graduated from the University of São Paulo and was hired by Petrobras in 1983. He has held several technical and managerial positions in the Company’s international activities. His experience abroad includes the United Kingdom and Angola, and he achieved the position of Exploration and Production Director of Petrobras Internacional – Braspetro, which was incorporated to Petrobras. He has been the executive manager of the Company’s International Area since it was created in 2000, where, as of August 2004, he became the executive manager for the Americas, Africa and Eurasia.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 04, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.